================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X        Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___   No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

================================================================================

                         Internet Gold-Golden Lines Ltd.

6-K Items


1. Press Release re Appointment of Moddi Keret as Director dated February 25, 2003.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Announces Appointment of Moddi Keret as Director

Tuesday February 25, 7:01 am ET

TEL AVIV, Israel, Feb. 25  /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD
- News), a leading Internet service provider in Israel, today announced the appointment of Mr. Moddi Keret to the Company's board of directors.

Mr. Keret, who is 45 years old, has been an executive vice president at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., Eurocom Cellular Communication Ltd., Gaon Holdings Ltd., Hamlet Ltd. and other companies in the Arison group.

From 1985 to 1993, Mr. Keret served as Chief Financial Officer of Yeda Computers and Software Ltd. Mr. Keret is an Israeli CPA and holds a BA degree in Accounting and Economics from Tel Aviv University. Mr. Keret replaces Mr. Amir Kess on the board. Mr. Kess has served as a director of Internet Gold since August 1999.

Internet Gold's CEO, Eli Holtzman, commented: "I want to thank Amir Kess for his longtime contribution to Internet Gold and to its success. We wish him all the best in the future.We welcome Moddi Keret to our Company's board of directors. I am certain that Mr. Keret's board experience and expertise and his specific skills as a CFO will prove to be valuable assets to our company."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to meet the needs of the residential and business subscribers, including all types of Internet access and related value-added services. The Company is a leading portal in Israel through its 50.1% holdings in MSN Israel (Microsoft Corp. 49.9%) and, through Gold-Trade, its e-commerce joint venture, a major e-Commerce provider. The Company provides access through a nationwide and International network, allowing the entire Israeli population to access the Internet.

Additional information about Internet Gold is available at http://www.igld.com

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

     or

     Ms. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                   (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 25, 2003